SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)

                            En2Go International, Inc.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                          -----------------------------
                                 (CUSIP Number)

                              Galileo Partners, LLC
                           11601 Wilshire Blvd. #2040
                              Los Angeles, CA 90925
                                 (310) 474-7800
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 8, 2008
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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CUSIP No. _______________                                            Page 2 of 5

1         NAME OF REPORTING PERSON

          Galileo Partners, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3         SEC USE ONLY

4         SOURCE OF FUNDS*

          Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7         SOLE VOTING POWER

          5,200,000

8         SHARED VOTING POWER

          0

9         SOLE DISPOSITIVE POWER

          5,200,000

10        SHARED DISPOSITIVE POWER

          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,200,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
          / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          10%

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CUSIP No. _______________                                            Page 3 of 5

14        TYPE OF REPORTING PERSON*

          IV

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the shares of Common Stock, par value $.0001 per share (the "the "Shares"), EN2GO International, Inc. fka Medusa Style Corporation, a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 4128 Colfax Avenue, Studio City, California 91604.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by Galileo Partners, LLC ("Reporting Person") whose principal business is investments and the principal business address is 11601 Wilshire Blvd. Suite 2040, Los Angeles, CA, 90025. The Reporting Person is a limited liability company. During the past five years the Reporting Person has not been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of June 8, 2008, Reporting Person has received 5,200,000 Shares.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     On May 30, 2008 the Reporting Person received 2,700,000 Shares pursuant to a consulting agreement with the Issuer.

     On June 8, 2008 the Reporting Person received 2,500,000 Shares as a gift from an Affiliate.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Reporting Person is the owner of the aggregate amount of 5,200,000 Shares representing approximately 10% of the outstanding shares (based upon 51,150,000 shares outstanding as of July 9, 2008, as reported on the latest proxy statement filed by the Issuer).


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CUSIP No. _______________                                            Page 4 of 5

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable

CUSIP No. _______________                                            Page 5 of 5

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: July 22, 2008                    Galileo Partners, LLC

                                        By: /s/ Steve Antebi
                                            ----------------
                                        Steve Antebi, Managing Member